

13000027



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
PE 12/17/12

DIVISION OF
CORPORATION FINANCE

January 18, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/18/13

Mary Louise Weber
Verizon Communications Inc.
mary.l.weber@verizon.com

Re: Verizon Communications Inc.
Incoming letter dated December 17, 2012

Dear Ms. Weber:

This is in response to your letter dated December 17, 2012 concerning the shareholder proposal submitted to Verizon by Jack and Ilene Cohen. We also have received a letter on the proponent's behalf dated January 14, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com

January 18, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Verizon Communications Inc.
Incoming letter dated December 17, 2012

The proposal urges the board to seek shareholder approval of any senior executive officer's new or renewed compensation package that provides for severance or termination payments with an estimated total value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(10). We are unable to conclude that Verizon's policies, practices and procedures compare favorably with the guidelines of the proposal such that Verizon has substantially implemented the proposal. Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, N.W. · NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 · FAX: 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

14 January 2013

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

By Electronic mail

Re: Shareholder proposal to Verizon Communications Inc. from Jack and Ilene Cohen

Dear Counsel:

This is a response on behalf of shareholder proponents Jack and Ilene Cohen ("the Proponents") to the letter from counsel for Verizon Communications Inc. ("Verizon" or the "Company") dated 17 December 2012 ("Verizon Letter") and filed with the Commission, in which Verizon advises that it intends to omit the Proponents' Resolution from the Company's 2013 proxy materials. For the reasons set forth below, the Proponents respectfully ask the Division to deny the no-action relief that Verizon seeks.

The Proponents' Proposal

The proponents' Resolution is a standard-issue "golden parachutes" proposal requesting that Verizon's Board of Directors obtain shareholder approval for any package of severance or termination payments with a total value exceeding 2.99 times the sum of a senior executive's base salary plus target short-term bonus. The Resolution states:

> **RESOLVED:** Verizon shareholders urge our Board of Directors to seek shareholder approval of any senior executive officer's new or renewed compensation package that provides for severance or termination payments with an estimated total value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.
>
> "Severance or termination payments" include any cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Such payments include those provided under employment agreements, severance plans,

> change-in-control clauses in long-term equity or other compensation plans, and agreements renewing, modifying or extending any such agreement or plan.
>
> "Total value" of these payments includes: lump-sum payments; payments offsetting tax liabilities; post-employment perquisites or benefits that are not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and any equity awards as to which the executive's vesting is accelerated, or a performance condition waived, due to termination.
>
> The Board shall retain the option to seek shareholder approval after material terms are agreed upon.

In its Letter, Verizon argues that the Proponents' resolution may be omitted from the Company's 2013 proxy materials on two alternative grounds: (A) under Rule 14a-8(i)(10) because Verizon claims it has already substantially implemented the proposal; and (B) under Rule 14a-8(i)(3) because the proposal is allegedly vague and indefinite, and therefore materially false and misleading in violation of Rule 14a-9. Under Rule 14a-8(g), Verizon bears the burden of demonstrating why the Proponent's proposal may be excluded. As we demonstrate below, Verizon has not sustained its burden and the Company's request for no-action relief should therefore be denied.

A. Already Substantially Implemented Under Rule 14a-8(i)(10)

Verizon begins by recycling the soundly rejected theory that the after-the-fact advisory vote on executive compensation required by the Dodd-Frank Act, which Verizon has chosen to present to shareholders on an annual basis, "substantially implements" the before-the-fact binding vote proposed here, which would require the Board "to **seek shareholder approval of any** senior executive officer's **new or renewed** compensation package that provides for **severance or termination payments with an estimated total value exceeding 2.99 times** the sum of the executive's base salary plus target short-term bonus." (Emphasis added.)

Verizon acknowledges that this question has been resolved in the precise context of proposals seeking shareholder approval of severance agreements exceeding a specified multiple of a senior executive's base salary plus bonus. *See Whirlpool Corporation* (Jan. 28, 2011)(no-action request denied where proposal urged the Board to "seek shareholder approval of future severance agreements" with a value exceeding 2.99 times a senior executive's base salary plus bonus); *Navistar International Corporation* (Jan. 4, 2011)(same, except requested threshold set at 2.0 times); *accord General Electric Co.* (Feb. 2, 2011)(same, except requested vote pertained to severance payable at death). Verizon nevertheless seeks to distinguish these precedents by claiming, erroneously, that the Resolution here is intended to be an advisory vote with no binding effect.

In the Division's decision on reconsideration, the Staff concluded that the Navistar proposal "does not request a shareholder vote on severance agreements already entered into and disclosed pursuant to Item 402 of Regulation S-K." *Navistar International Corp.* (Jan. 4, 2011). Like the Resolution here, which applies only to "new or renewed compensation packages," the required

approval votes in *Navistar, Whirlpool* and *General Electric* were all forward-looking. They required approval of certain new severance agreements. In contrast, the advisory vote on executive compensation required under Commission rules implementing the Dodd-Frank Act is based on disclosures of compensation agreements already in effect as of the last day of the Company's reporting period (December 31 in Verizon's case). The Division's decision to deny Navistar's request emphasized this distinction between requiring a shareholder vote to approve future severance agreements and an advisory vote "on severance agreements already entered into." The decision letter from the Division's Chief Counsel and Associate Director stated:

> The proposal urges the board to adopt a policy of obtaining shareholder approval for future severance agreements in which the company contemplates paying out more than two times the sum of an executive's base salary plus bonus. The proposal does not request a shareholder vote on severance agreements already entered into and disclosed pursuant to Item 402 of Regulation S-K.

Navistar International Corp. (Jan. 4, 2011). Verizon's attempt to distinguish this now well-settled precedent fails for several reasons.

First, Verizon erroneously claims that the Proponents intended to propose an "advisory" vote rather than a binding referendum. Although the Resolution proposes a policy that would require the Board "to seek shareholder approval," the Company's Letter divines a different intention in the first sentence of the Proponents' Supporting Statement:

> We believe that **requiring shareholder ratification** of "golden parachute" severance packages with a total cost equal to or exceeding three times an executive's base salary plus target bonus **will provide valuable feedback, encourage restraint, and strengthen the hand of the Board's compensation committee.**

Contrary to Verizon's claim, this language in the Supporting Statement reinforces the fact that the proposed shareholder vote to approve or not approve is intended to be binding. As a matter of semantics, requiring "ratification" of an executive decision very specifically means that it is invalid absent the required vote of approval. For example, the BusinessDictionary.com defines "ratification" in a business context, which is the same meaning it has in a political context:

> Ratification: Acceptance or confirmation of an act or agreement that was signed (executed) by the confirming party itself. A treaty, for example, is not enforceable or valid until the ratification process is complete.[1]

In addition, Verizon ignores the implication of the final sentence of the Resolution itself, which states: "The Board shall retain the option to seek shareholder approval after material terms are agreed upon." Giving the Board this flexibility is consistent with a requirement of "shareholder ratification." If the vote was advisory in nature, this clause would be meaningless, since the Board could conduct an advisory vote at any point and either accept or ignore the results. Verizon seems to assign some significance to Proponents' opinion that "requiring shareholder ratification . . . will provide valuable feedback, encourage restraint, and strengthen

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[1] Available at http://www.businessdictionary.com/definition/ratification.html.

the hand of the Board's compensation committee." Each of these beneficial results is likely, Proponents believe, particularly if shareholders were to vote down an excessive severance agreement, that this feedback would be likely to both encourage future restraint among members of the Board Compensation Committee and also strengthen its hand in negotiating a less lucrative severance package with that particular executive and/or future hires.

Moreover, the Verizon Letter does not mention the fact that its Board Human Resources Committee has an existing but narrower policy that requires "shareholder ratification" of certain new senior executive severance packages exceeding 2.99 times the sum of the executive's salary and bonus that this Resolution would explicitly supersede.[2] The Company's 2012 Proxy Statement also restates this policy: The Human Resources Committee "has maintained a policy, last revised in 2007, of seeking shareholder approval or ratification of any new employment agreement or severance agreement with an executive officer that provides for a total cash value severance payment that exceeds 2.99 times the sum of the executive's base salary plus Short-Term Plan incentive opportunity." Verizon Communications Inc., *2012 Proxy Statement*, at p. 42. The final sentence of Proponents' Supporting Statement makes it clear that the proposal intends to broaden this existing policy, not water it down by rendering it merely advisory:

> Years ago Verizon's Board adopted a policy requiring shareholder approval of new severance agreements with a value exceeding 2.99 times base salary plus bonus, excluding equity awards. We believe that policy should be updated to include the full value of termination payments, including the estimated value of accelerated vesting of RSUs and PSUs that otherwise would not have been earned or vested until after the executive's termination.

The Supporting Statement therefore makes it perfectly clear that not only does the Resolution "requir[e] shareholder ratification," as Verizon's current policy requires (albeit, under narrow circumstances), but that this "policy should be updated" to include the full value of all special payments made due to termination, including the accelerated vesting of certain otherwise performance-based equity grants.

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[2] Verizon's "Policy on Executive Severance Agreements" is not included in the Company's Corporate Governance Guidelines, but is posted online as a special policy of the Board's Human Resources Committee (available at http://www22.verizon.com/investor/selectedpolicies.htm). The current policy provides:

Policy on Executive Severance Agreements

The Corporation will not enter into any new employment agreement or severance agreement with an executive officer that provides for severance benefits exceeding 2.99 times the sum of the executive's base salary plus non-equity incentive plan payment, without seeking shareholder ratification of the agreement. "Severance benefits" includes:

- Payments in connection with the termination of the executive's employment;
- Payments for any consulting services;
- Payments to secure an agreement not to compete with Verizon;
- Payments to settle any litigation or claim;
- Payments or benefits that are not generally available to similarly situated management employees;
- Payments in excess of, or outside of, the terms of a plan or policy; and
- Payments to offset tax liability in respect of any of the foregoing

Verizon's attempt to distinguish the proposal here from the proposals in *Whirlpool* and in *Navistar* is also unpersuasive because those resolutions use nearly identical language as the Resolution at issue here. The resolution in *Whirlpool* states that shareholders:

> urge the Board of Directors (the "Board") to ***seek shareholder approval*** of future severance agreements with senior executives that provide total benefits exceeding 2.99 times the sum of the executive's base salary plus bonus.

The resolution in *Navistar* is only slightly different, stating that shareholders:

> urge the Board of Directors to adopt a policy of ***obtaining shareholder approval*** for future severance agreements with senior executives that provide benefits in an amount exceeding 2.0 times the sum of the executive's base salary plus bonus.

The remaining sentences of both resolutions go on to define severance agreements and benefits in substantially the same manner that the Resolution does here. Neither the resolutions nor the supporting statements in *Navistar* and *Whirlpool* use a term as explicit as "binding vote" – and yet it's clear enough from the context, as it is with the Resolution and Supporting Statement here, that shareholder "approval" is a prerequisite. Indeed, among the three, the Supporting Statement here evinces the clearest intent that "shareholder approval" is required by stating in the first sentence that the severance "require[es] shareholder ratification" and by asserting that the proposal would update (by broadening) the current policy that requires "shareholder ratification."

B. Vague and Indefinite Under Rule 14a-8(i)(3)

Verizon puts forth a litany of complaints about why it cannot possibly understand with any reasonable certainty what actions or measures the proposal requires. Before addressing the alleged vagueness of the particular words and phrases that Verizon consistently takes out of context to make its point, it is far more relevant to realize that Verizon is seeking a new precedent that would have excluded dozens and possibly hundreds of other substantially similar "2.99 times" severance approval proposals in recent years. Verizon's request fails to distinguish Proponents' proposal from substantially similar severance approval proposals previously reviewed by SEC staff that have been expressly found not to be so vague and indefinite that they could be excluded pursuant to Rule 14a-8(i)(3). Verizon's request fails to mention that SEC staff has consistently concluded that these substantially similar proposals cannot be excluded as impermissibly vague. *See, e.g., Nabors Industries Ltd.* (March 27, 2012); *Verizon Communications Inc.* (February 26, 2007); *McDonald's Corporation* (February 13, 2006); *Exelon Corporation* (January 18, 2006); *Ryland Group* (January 18, 2006); *Emerson Electric Co.* (October 24, 2005); *Verizon Communications, Inc.* (February 2, 2004). Instead, the Company cites to decisions regarding proposals that are not remotely similar to the proposal here.

The decision denying a-no action request by Nabors Industries Ltd. in March 2012, is a case in point. *Nabors Industries, Ltd.* (March 27, 2012). The Staff rejected Nabors' argument that under Rule 14a-8(i)(3) it could omit a substantially similar "2.99 times" severance limit proposal submitted by CalPERS. CalPERS proposed a bylaw amendment requiring that the Board "shall seek shareowner approval of future severance agreements with senior executives that provide

total benefits exceeding 2.99 times the sum of the executive's base salary plus bonus."[3] Like the proposal here, the CalPERS proposal then defined "severance agreements" and the "benefits" conferred in both broad and specific terms, including, for example, "the acceleration of any prior stock or stock option awards, perquisites and consulting fees." *Ibid.* Like Verizon, Nabors Industries argued that the CalPERS proposal failed to provide the specific assumptions necessary to determine the value of the compensation actually contemplated by the proposal. In response CalPERS made the following observation, equally true here:

> The CalPERS proposal is substantially similar to numerous proposals submitted pursuant to Rule 14a-8 that have been intelligently and knowingly voted on by shareowners. Proxy advisory firms have policies relating to this specific proposal; mutual funds publish their voting policies on exactly this type of proposal; and companies have implemented versions of this precatory proposal in numerous instances.

In the instant case, Verizon opines that certain words or phrases in the Resolution are vague and indefinite to a degree that justifies omitting the proposal under Rule 14a-8(i)(3). We take each of these in turn, keeping in mind that the Company's burden in relying on Rule 14a-8(i)(3) is to demonstrate that "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires . . .". Division of Corporation Finance, *Staff Legal Bulletin No. 14B (CF)*, Part A (March 15, 2004)).

(1) Which payments would be included in the calculation of the "2.99 times" trigger?

In its first bullet point (*Verizon Letter*, at p. 4), the Company seems to purposely conflate the reference to "new or renewed compensation package" with the "severance or termination payments" that are part of the executive's total compensation – and which are separately delineated, as they are in many dozens of substantially similar "2.99 times" severance approval proposals that Boards and shareholders over the years seem to have found sufficiently definite. Verizon asserts that it is unclear if "new or renewed" refers to each individual severance benefit or to the senior executive's overall compensation package. The Company also claims confusion

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[3] RESOLVED: The shareowners of Nabors Industries Ltd. (the "Company") recommend that the Company amend its bye-laws, in compliance with law and required processes, to add the following:

The Board of Directors ("Board") shall seek shareowner approval of future severance agreements with senior executives that provide total benefits exceeding 2.99 times the sum of the executive's base salary plus bonus. The Company would have the option of submitting the severance agreement for approval as a separate ballot item in advance or at the next meeting of shareowners after the terms of a severance agreement were agreed upon.

"Severance agreements" include any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from the Company, including employment agreements; retirement agreements; settlement agreements; change in control agreements; and agreements renewing, modifying or extending such agreements.

"Benefits" include lump-sum cash payments, including payments in lieu of medical and other benefits; tax liability "gross-ups;" the estimated present value of special retirement provisions; stock or option awards that are awarded under any severance agreement; the acceleration of any prior stock or stock option awards, perquisites and consulting fees -- including the reimbursement of expenses -- to be paid to the executive.
Nabors Industries, Ltd. (March 27, 2012).

concerning what particular "severance or termination payments" count toward the calculation of the 2.99 times threshold that necessitates shareholder approval.

In context, the Resolution at issue here "seeks shareholder approval of any senior executive officer's ***new or renewed compensation package*** that provides for ***severance or termination payments with an estimated total value exceeding 2.99 times*** . . . base salary plus target short-term bonus." The Resolution then defines "severance and termination payments" as being payments "due to termination for any reason." The Resolution uses the term "compensation package" because Verizon no longer maintains employment agreements for senior executives.[4] The Company's executive officers are employed at will, subject to an annual compensation package that includes diverse components. As a result, the Human Resources Committee either adopts a "new" overall compensation package when it initially appoints a senior executive, or it "renews" the executive's compensation package each year (typically effective January 1) when it resets base salary and the target short-term bonus opportunity, awards a new three-year cycle of Restricted Stock Units and Performance Share Units, and adopts various other changes that are all summarized and disclosed annually in the Proxy Statement. As shareholders well know, some subset of this overall compensation package represents additional and contingent "severance or termination payments" that are paid only "due to" a qualifying termination. The Resolution here – like Verizon's own existing executive severance approval policy – clearly requires that if, when an executive officer's compensation package is initially adopted or renewed, the "severance or termination payments" exceed a certain threshold (2.99 times), the Board must seek shareholder approval. The concept is no less clear than Verizon's existing executive severance approval policy or the substantially similar "2.99 times" severance approval proposals maintained at dozens of other public companies in recent years.

Contrary to this common understanding of what constitutes a "severance or termination payment" in the context of this type of shareholder proposal, the Verizon Letter claims it does not know if the Resolution here intends to include every payment made to an executive at or after termination, including under already-vested pension and retirement saving programs, the non-qualified deferred compensation plan, or even for executive life insurance benefits. *Verizon Letter*, at p. 4. However, the proposal could only be interpreted in the overly-broad manner Verizon suggests if it is read out of context. To the contrary, just like the substantially similar CalPERS "2.99 times" proposal upheld at Nabors Industries, discussed just above, the proposal here is clearly limited to ***"severance or termination payments."*** This is not a casual reference. The first sentence of the proposal defines the trigger for shareholder approval as ***"severance or termination payments*** with an estimated total value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus." The second sentence then explicitly defines "severance or termination payments" as all "compensation that is paid out or vests ***due to*** a senior executive's termination for any reason."

The fact that the compensation to be included in calculating the 2.99 times approval threshold is limited to "severance" – viz., to special or additional payments triggered by termination – is further clarified by the Supporting Statement, which states that the change in control termination

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[4] "The company was not a party to an employment agreement with any of the named executive officers in 2011." Verizon Communications Inc., *2012 Proxy Statement*, at p. 41.

payments disclosed in the 2012 Proxy Statement (ranging from $19 to $34 million for the CEO and two other named NEOs) are "***in addition to*** qualified pension and non-qualified pension and deferred compensation plans, which pay millions more." (Proponent's Supporting Statement, appended as Exhibit A to the Verizon Letter, emphasis added.)

Shareholders know what "severance" is. They know it is special or additional compensation triggered by termination. There is little likelihood that shareholders would assume "severance or termination payments . . . due to a senior executive's termination" will include already vested pension, 401(k) and deferred compensation plan accumulations, or the proceeds of an executive life insurance policy paid over many years, as Verizon suggests is possible. Indeed, such a misinterpretation is even less likely because the next sentence in the proposal further defines "severance or termination payments" as including "those provided under employment agreements, severance plans, change-in-control clauses in long-term equity or other compensation plans, . . .". Shareholders know that these are precisely the type of plans and agreements that typically include a severance provision. Notably absent from this list are the deferred compensation, defined-benefit pension, 401(k), disability, life insurance and other plans that rarely confer any special or additional severance or termination payments. Shareholders know this. Moreover, the very next sentence, defining the "total value" of these payments, explicitly excludes "perquisites and benefits . . . vested under a plan generally available to management employees."

In short, because the Staff has so recently and consistently rejected the argument that "2.99 times" severance approval proposals substantially similar to Proponents' proposal are inherently vague and indefinite, AT&T is resting its argument on an assumption that shareholders cannot distinguish "severance and termination payments" from other forms of compensation that were already earned and vested prior to termination (*e.g.*, deferred compensation plan balances, pension plan benefits) or which were never anticipated as a component of the senior executive's "new or renewed compensation package" (*e.g.*, a court judgment in a wrongful termination lawsuit).

(2) Does the proposal applies to all "senior executives" or named executive officers?

Verizon claims that the Resolution's reference to "senior executive officers" is ambiguous in its scope, i.e. does it cover the top five "named executive officers" or the hundreds of "senior managers." However, this argument overlooks the fact that the Division has repeatedly approved this formulation. Thus STAFF LEGAL BULLETIN 14A notes how the Division has viewed "senior executive" compensation a proper subject for shareholder proposals since at least 1992. *See Battle Mountain Gold Co.* (13 February 1992) (allowing proposal dealing with compensation of "executive officers"). Indeed, the Division has rejected this line of attack in various recent decisions. Omnicom Group, Inc. (25 March 2010); *Morgan Stanley* (12 March 2009); *Comerica, Inc.* (9 March 2009). Perhaps the Resolution could have been phrased to speak of "named executive officers," which is the obvious focus of the proposal. Had we done so, however, Verizon might well have challenged that formulation as well. *See JPMorgan Chase & Co.* (9 March 2009) (rejecting claim that "named executive officer" and "NEO" were impermissibly vague).

(3) How to calculate "total value" of the severance payments

Verizon next opines that the Resolution "does not provide enough guidance on how certain executive benefits that are subject to renewal each year are valued for the purposes of calculating the 'total value'" of severance benefits that could trigger the 2.99 times threshold. This objection is puzzling, and unpersuasive, for a number of reasons.

First, Verizon gives just two examples – deferred compensation and executive life insurance – that the Resolution excludes from its definition of the "total value" of "severance or termination payments." *Verizon Letter*, at p. 5. Both represent compensation earned pre-termination and are deemed by Proponents' Resolution to be "vested under a plan generally available to management employees." Like pension and 401(k) accumulations, the benefits that are earned and accrued pre-termination in a standard benefit plan for management or senior management retirees are clearly not "severance" within the meaning of the Resolution.[5] No reasonable shareholder would think otherwise. And to the extent that the life insurance premium payments are part of severance – because the Company continues to make premium payments for *only* senior executives *after* termination up to a certain age (as the *Verizon Letter* posits, at p. 5) – then a projection of that cost based on the executive's current level of coverage seems fairly straightforward to estimate. Indeed, Verizon makes this calculation for the Proxy Statement each year (see the table discussed just below).

Second, although Verizon does not cite examples of actual severance benefits – such as the lump sum payment equal to 2.99 times base salary plus bonus payable under the Company's Senior Manager Severance Plan – the Company routinely makes these valuations for disclosure in the annual Proxy Statement. For example, the following table from Verizon's 2012 Proxy Statement, at p. 53, is an example of how the Company currently values what it calls "estimated payments" for "a qualifying separation under the Senior Manager Severance Plan."

Name	Cash Separation Payment ($)	Continued Health Benefits[1] ($)	Outplacement Services ($)	Financial Planning[2] ($)	Executive Life Insurance Benefit ($)
Mr. McAdam	0	0	0	0	383,667
Mr. Mead	3,081,250	21,492	14,500	10,000	130,361
Ms. Ruesterholz	2,975,000	30,977	14,500	0	825,663
Mr. Shammo	2,868,750	30,977	14,500	10,000	191,767
Mr. Milch	2,656,250	30,977	14,500	10,000	148,773

Notice that although Verizon argues here that the Resolution does not provide enough guidance to estimate post-termination executive life insurance benefits, it already does precisely

[5] The Verizon Senior Executive Life Insurance Plan ("VELIP") is voluntary and open to any "senior manager." *Verizon Executive Life Insurance Plan, As Amended and Restated, September 2009*, available at http://www.sec.gov/Archives/edgar/data/732712/000119312511049476/dex10s.htm.

this for disclosure in the proxy. Proponents reasonably expect the Company will use the same methodology for the purposes of this Resolution, which is what any shareholder would expect.

Third, the Staff rejected this same argument concerning valuation and 14a-8(i)(3) in *Nabors Industries Ltd.* (March 27, 2012), discussed just above. Nabors Industries argued, as Verizon does here, that timing issues and other assumptions over how to calculate the "total value" of benefits in relation to the 2.99 times threshold made CalPERS's proposal impermissibly vague and indefinite. These arguments were rejected in *Nabors*, just as they were previously raised and rejected concerning similar severance approval proposals. *See*, e.g., *Emerson Electric Co.* (October 24, 2005) and *Ryland Group* (January 18, 2006). In *Emerson* and in *Ryland*, each company argued that timing and related issues in calculating the severance amount made the proposal impossible to implement. The SEC staff disagreed.

(4) How to calculate the value of accelerated equity grants

Verizon next argues that the proposal "does not provide any guidance" on how exactly the Company should calculate the value of potential accelerated vesting of long-term equity grants (performance share units and restricted share units). *Verizon Letter*, at p. 5. The Verizon Letter asks a series of questions about the methodology for valuing the award – and seems to suggest that by not detailing a specific methodology for valuing the equity awards, the Resolution is fatally vague. However, as argued in the subsection immediately above, the Staff has repeatedly rejected this argument. *Nabors Industries Ltd.* (March 27, 2012); *Emerson Electric Co.* (October 24, 2005); *Ryland Group* (January 18, 2006).

Moreover, even if it were practical for shareholders to detail the methodology for calculating the value of every different severance benefit within the 500-word limit, it is preferable to rely on the Company to make these calculations using the same assumptions used for the proxy statement disclosures. Verizon already makes certain assumptions to estimate the value of the accelerated vesting of Performance Share Units (PSUs) and Restricted Stock Units (RSUs) that are part of the "estimated payments" due to termination after a change in control, death, disability and for other reasons. The estimated total payments due to termination are presented in tabular form in the Proxy Statement, with a footnote stating that the total values include "the estimated value of the RSU and PSU awards granted in 2010 and 2011." Verizon Communications Inc., *2012 Proxy Statement*, at p. 56. The footnote also provides certain other assumptions about timing and the assumed level of the award – for example, the proxy disclosure "assum[es] the awards would vest at target." *Id.* The table shows that the CEO would receive $34,851,000 under a variety of termination scenarios, the majority of which (as the Supporting Statement observes) is due to the accelerated vesting of the performance-based equity grants. In previous years this severance disclosure table was disaggregated so that shareholder could see the portion due specifically to accelerated vesting of PSUs and RSUs. And even though the Company no longer discloses that rather embarrassing disaggregation of the severance total to shareholders, it is disingenuous at best for Verizon to suggest in its Letter here that it would be "impossible" for it to reasonably estimate the "total value" of accelerated vesting under this proposal. Shareholders, like the Proponents, would assume they are using the same methodology used for the Proxy Statement disclosure.

(5) Whether the shareholder vote would be advisory or binding

This alleged ambiguity is fully discussed and rebutted in the first section of this letter, above, in reference to Verizon's claim that the proposal is in violation of Rule 14a-8(i)(10). As noted, the language is the same as many other "2.99 times" severance approval proposals that have withstood scrutiny and, more specifically, the Supporting Statement reiterates that the proposal "require[s] shareholder ratification."

Conclusion

In sum, Verizon has failed to carry its burden under Rule 14a-8(g) to demonstrate that the proposal is so inherently vague and indefinite that it is materially false and misleading in violation of Rule 14a-9 and therefore excludable under 14a-8(i)(3). Verizon has also failed to carry its burden of demonstrating that the proposal has been substantially implemented by being subsumed within its annual advisory vote on executive compensation, and is therefore excludable under Rule 14a-8(i)(10). Because the Company has failed to meet its burden under Rule 14a-8(g), we respectfully ask you to advise AT&T that the Division cannot concur with the Company's objections and request to omit.

Thank you for your consideration of these points in opposition to AT&T's request. Please feel free to contact me if any additional information would be helpful.

Very truly yours,

/s/
Cornish F. Hitchcock

Cc: Mary Louise Weber

Mary Louise Weber
Assistant General Counsel



One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 17, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2013 Annual Meeting
Shareholder Proposal of Jack and Ilene Cohen

Ladies and Gentlemen:

I am writing on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Verizon may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Jack and Ilene Cohen (collectively, the "Proponent") from the proxy materials to be distributed by Verizon in connection with its 2013 annual meeting of shareholders (the "2013 proxy materials"). A copy of the Proposal is attached as Exhibit A.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2013 proxy materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Commission or the Staff. Accordingly, Verizon takes this opportunity to inform the Proponent that if the Proponent submits additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. Background.

The Proposal, titled "Shareholder Ratification of Executive Severance Packages," states:

> ***RESOLVED:*** *Verizon shareholders urge our Board of Directors to seek shareholder approval of any senior executive officer's new or renewed compensation package that provides for severance or termination payments with an estimated total value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.*
>
> *"Severance or termination payments" include any cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Such payments include those provided under employment agreements, severance plans, change-in-control clauses in long-term equity or other compensation plans, and agreements renewing, modifying or extending any such agreement or plan.*
>
> *"Total value" of these payments includes: lump-sum payments; payments offsetting tax liabilities; post-employment perquisites or benefits that are not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and any equity awards as to which the executive's vesting is accelerated, or a performance condition waived, due to termination.*
>
> *The Board shall retain the option to seek shareholder approval after material terms are agreed upon.*

Verizon believes that the Proposal may be properly omitted from its 2013 proxy materials (i) under Rule 14a-8(i)(3) because it is vague and indefinite and, thus, materially false and misleading in violation of Rule 14a-9; and (ii) under Rule 14a-8(i)(10) because Verizon has substantially implemented it.

II. Bases for Excluding the Proposal.

A. The Proposal may be excluded under Rule 14a-8(i)(3) because it is vague and indefinite and, thus, materially false and misleading in violation of Rule 14a-9.

Verizon believes that the Proposal may be properly excluded under rule 14a-8(i)(3). Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what

actions or measures the proposal requires." Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004).

The Staff has regularly concurred with the exclusion of shareholder proposals concerning executive compensation under rule 14a-8(i)(3) where aspects of the proposals contained ambiguities that resulted in the proposals being vague or indefinite. In particular, the Staff has allowed exclusion of proposals relating to executive compensation that were internally inconsistent, failed to define key terms or otherwise provide guidance on how the proposal would be implemented. See, for example, *Verizon Communications* (January 27, 2012) (proposal seeking a ban on accelerated vesting of equity in the event of a change in control was vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); *General Electric Company* (January 21, 2011) (proposal requesting compensation committee make specified changes to senior executive compensation was vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); *Motorola, Inc.* (January 12, 2011) (proposal asking the compensation committee to take all reasonable steps to adopt a prescribed stock retention policy for executives "including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible" did not sufficiently explain the meaning of "executive pay rights" such that neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions the proposal requires); *Verizon Communications Inc.* (February 21, 2008) (proposal requesting that the Board adopt a new policy for the compensation of senior executives which would incorporate criteria specified in the proposal for future awards of short and long term incentive compensation failed to define critical terms and was internally inconsistent); and *Prudential Financial, Inc.* (February 16, 2007) (proposal urging Board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations).

Like the proposals in the precedents cited above, the Proposal is impermissibly vague and indefinite because it is internally inconsistent and fails to define key terms or otherwise provide guidance on how the Proposal would be implemented if adopted by Verizon's Board of Directors. The Proposal is titled, "Shareholder Ratification of Executive Severance Benefits," but the resolution contained in the Proposal is actually significantly broader in scope. It requests that the Board seek shareholder approval of any senior executive officer's "new or renewed *compensation* package" that provides for "severance or termination payments" with an estimated value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus. The Proposal stipulates that "severance or termination payments" include "*any* cash, equity or other *compensation* that is *paid out or vests* due to a senior executive's *termination for any*

reason" [emphasis added]. As explained in more detail below, this definition is inherently flawed and renders the Proposal unworkable because it would subject any compensation, whether earned or unearned, that is paid out as a result of an executive's separation from service, to the shareholder approval policy. The ambiguities and inconsistencies presented by the Proposal which make it false and misleading include the following:

- It is impossible to determine with any certainty *which* payments would be included in the "compensation package" subject to shareholder approval and when a benefit is considered "new" or "renewed". According to the resolution contained in the Proposal, "*any cash*, equity, *or other compensation* that is paid out or vests due to a senior executive's termination for any reason" would be included in the calculation of the executive's compensation package subject to shareholder approval. Cash paid out upon a senior executive officer's separation from service could include a number of payments, including any one or more of the following: a lump sum payment of accrued pension benefits, a lump sum distribution of amounts accrued under defined contribution savings plans or non-qualified deferred compensation plans, a lump sum payment under the Verizon Senior Manager Severance Plan, payments pursuant to the Company's qualified and non-qualified disability plans or the death benefit payable under an executive life insurance policy. Is the Company required to include all of these payments in the calculation of the "total value" of the "compensation package"? If so, when would each of such benefits be considered "new" or "renewed" such as to require shareholder approval? If all of these benefits would be considered part of the "compensation package", the Proposal, if adopted, would appear to require shareholder ratification of every senior executive officer's "compensation package" at least every year. If not, in the absence of clearly specified criteria, such as whether an element of compensation has been previously earned or not, how does one determine which payments to include, and when an element is considered new or renewed?

- It is unclear whether the proposed shareholder ratification is intended to apply to the compensation of all senior executives or just the named executive officers in the proxy statement. The Proposal does not provide a definition of "senior executive officer." As a result, the Proposal could apply to a few employees (i,e, the five named executive officers) or several hundred (all senior managers). Obviously, the cost of implementing the Proposal would vary significantly if the policy were to apply to senior executives other than the named executive officers. The Company would be required, among other things, to include a full and accurate description of each executive's individual "compensation package" in the proxy materials soliciting the shareholder approval. Since all senior managers are eligible to receive an annual equity grant and make new income deferral, disability and executive life insurance plan elections each year, it is likely that their compensation packages would need to be approved by shareholders each year. The Proposal is misleading in this regard because any

action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by the shareholders voting on the Proposal.

- It is impossible to determine with any certainty how certain cash payments would be valued for purposes of calculating "total value". The resolution does not provide any guidance on how certain executive benefits that are subject to renewal each year are valued for purposes of calculating "total value." For example, as disclosed in its 2012 proxy statement (page 41), Verizon makes executive life insurance available to executives on a voluntary basis. The executive owns the policy, elects the amount of coverage and is responsible for paying the premiums; however, Verizon pays the executive an amount that covers part of the premium and depending on the circumstances of an executive's separation from the Company, will continue to do so until the executive reaches a certain age. What cost is included in the calculation of "total value"? The annual payment by Verizon to the executive? For how long and at what assumed coverage level? Or would the Company be required to include all possible payments under every termination scenario and include the full death benefit? Similar questions arise with respect to non-qualified executive deferral plan benefit. Each year the executives may elect to defer up to 100% of base salary in excess of the IRS qualified plan compensation limit, short-term incentive plan compensation and long-term incentive plan compensation. Verizon provides a matching contribution equal to 100% of the first 6% of base salary and short-term incentive compensation that a participant defers. Does each deferral election constitute a renewed compensation agreement? What amount is included in the calculation of total value? The aggregate balance that will be paid out in a lump sum upon separation of service? The Company's cumulative contributions to date? Or an estimate of the Company's total contributions over a period of time?

- It is impossible to determine with any certainty how equity grants would be valued for purposes of calculating "total value." According to the resolution contained in the Proposal, the "total value" of the payments would include any equity award as to which the senior executive officer's vesting is accelerated, or a performance condition waived due to termination. The resolution, however, does not provide any guidance on how such value is calculated. This is especially troubling because the Proposal seeks shareholder approval of each new or renewed compensation package and each annual equity grant could be considered a "new compensation package." Would the value be based on the value of the award on the grant date? If so, at what assumed level of vesting? The target value, the threshold value or the maximum value? What if the equity award provides for a waiver of the continued employment condition to vesting, but not the performance conditions in the event of certain qualifying terminations? How is that award valued?

The Proposal also fails to clearly indicate whether the shareholder ratification would be advisory or binding, which could have a significant impact on the implementation of the Proposal. If the vote is binding and the compensation packages are contingent on shareholder approval, the Company may need to solicit the shareholder vote outside the annual meeting cycle at significant added cost. While some shareholders may support a binding vote, others may be concerned that it will hinder the Company's ability to attract and retain the best executive talent. The Proposal's lack of clear guidance with respect to the effect of the vote is a serious defect, rendering the Proposal false and misleading in violation of rule 14a-9.

As a result of the deficiencies described above, Verizon believes that the Proposal may be excluded under rule 14a-8(i)(3) because neither the shareholders voting on the Proposal, nor the Board of Directors in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by the shareholders voting on the Proposal.

A. The Proposal may be excluded under Rule 14a-8(i)(10) because Verizon has substantially implemented it.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. While the Proposal fails to clearly indicate whether the shareholder ratification of executive compensation packages would be advisory or binding, the Supporting Statement included in the Proposal suggests that the shareholder approval sought is intended to be a ratification of severance agreements that is advisory in nature rather than a veto, stating:

> *We believe that requiring shareholder **ratification** of "golden parachute" severance packages with a total cost equal to or exceeding three times an executive's base salary plus target bonus **will provide valuable feedback, encourage restraint, and strengthen the hand** of the Board's compensation committee [emphasis added].*

Pursuant to The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") and the rules of the Commission promulgated thereunder, Verizon already provides shareholders with the opportunity to cast an annual advisory vote to approve the compensation of its named executive officers as disclosed in the proxy statement. The compensation information disclosed in the proxy statement includes a description of the terms and conditions of any and all severance benefits afforded the named executive officers and the estimated value of such benefits. Since shareholders already have a meaningful opportunity to provide feedback on executive severance

packages, Verizon believes that the Proposal may be properly omitted from its 2013 proxy materials pursuant to Rule 14a-8(i)(10).

No-action precedents under Rule 14a-8(i)(10) make clear that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. When it initially adopted the predecessor Rule of 14a-8(i)(10), the Commission observed that "mootness can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes, and supervening corporate events," and expressed its belief that "a proposal which has been rendered moot for whatever reason should properly be excludable from an issuer's proxy materials." Exchange Act Release No. 12999 (November 22, 1976). The Staff has consistently agreed that a proposal is substantially implemented when a company must comply with regulatory requirements regarding the subject of the proposal. See, *Verizon Communications Inc.* (February 21, 2007), in which the Staff concurred with the exclusion of a proposal requiring disclosure in its proxy statement of the material terms of all relationships between each director nominee deemed to be independent and the company, or any of its executive officers, that were considered by the board in determining whether the nominee was independent, because Verizon disclosed substantially similar information in accordance with the regulations promulgated by the Commission pursuant to Regulation S-K. Similarly, in *The Gap, Inc.* (March 14, 2005); *Pfizer Inc.* (February 15, 2005); *Honeywell International, Inc.* (February 14, 2005) and *Intel Corporation* (February 14, 2005), the Staff agreed that, by virtue of the FASB's adoption of FASB Statement 123(R) requiring public companies to expense in their financial statements share-based payments, the companies had substantially implemented a proposal that the board establish a policy of expensing future stock options. See, also, *Bank of America Corporation* (January 14, 2008) (concurring with the exclusion of a proposal requesting the disclosure of board meeting attendance records for the prior year because the company substantially implemented the proposal by providing all material information regarding the activities of director nominees through compliance with the Commission's disclosure requirements) and *Eastman Kodak Co.* (February 1, 1991) (permitting exclusion of proposal under the predecessor rule where the proposal requested disclosure of certain environmental compliance information and the company represented that it fully complies with Item 103 of Regulation S-K, which required disclosure of substantially similar information.)

Consistent with the foregoing precedents, in connection with the adoption of Rule 14a-21 requiring companies to provide shareholders with an advisory vote to approve the compensation disclosed in the proxy statement, the Commission included the following instruction to Rule 14a-8(i)(10): " A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K ..." Verizon believes that the Proposal falls within this instruction. We note that the Staff denied exclusion of similar proposals in *Navastar International Corporation* (January 4, 2011), *Whirlpool Corporation* (January 28, 2011) and *General Electric Company* (February 2, 2011), noting that "[T]he proposal does not request a shareholder vote on severance agreements

entered into and disclosed pursuant to Item 402 of Regulation S-K." However, we believe that the Proposal can be distinguished from those proposals. In each of those instances, the proponent or the proponent's counsel made it clear that the vote was intended to be binding. That is not the case here. On the contrary, the vote is characterized as a means to provide "feedback" and "encourage restraint" -- words often used to characterize the Dodd-Frank advisory vote. Since Verizon has already committed to providing an annual advisory vote on all of the severance or termination compensation described in the Proposal, Verizon believes that it has substantially implemented the Proposal under Rule 14a-8(i)(10).

III. Conclusion.

Verizon believes that the Proposal may be omitted in its entirety from its 2013 proxy materials (i) under rule 14a-8(i)(3) because the Proposal is vague and indefinite and, thus, materially false and misleading in violation of rule 14a-9 and (ii) under rule 14a-8(i)(10) because Verizon has already substantially implemented the Proposal. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2013 proxy materials.

Verizon requests that the Staff email a copy of its determination of this matter to the undersigned at mary.l.weber@verizon.com.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures

Cc: Jack & Ilene Cohen

Exhibit A

Jack K. & Ilene Cohen

September 19, 2012

Mr. William L. Horton, Jr.
Senior Vice President, Deputy General Counsel
and Corporate Secretary
Verizon Communications Inc.
One Verizon Way – VC44E219
Basking Ridge, NJ 07920

Dear Mr. Horton:

We hereby submit the attached stockholder proposal for inclusion in the Company's next proxy statement, as permitted under Securities and Exchange Commission Rule 14a-8. I intend to present this proposal at the Company's 2013 Annual Meeting.

My resolution, attached to this letter, asks our Board of Directors to seek shareholder approval of any senior executive officer's new or renewed compensation package that provides for severance or termination payments with an estimated total value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus. Unlike Verizon's current policy, the proposal defines the "total value" of "severance or termination payments" to include "any equity awards as to which the executive's vesting is accelerated, or a performance condition waived, due to termination."

My spouse and I have continuously held the requisite number of shares of common stock for more than one year. We intend to maintain this ownership position through the date of the 2013 Annual Meeting. I will introduce and speak for the resolution. Proof of my continued ownership of Verizon stock valued at more than $2,000 is available on request.

Thank you in advance for including my proposal in the Company's next definitive proxy statement. If you need any further information, please do not hesitate to contact me.

Sincerely yours,



Jack K. Cohen

Enclosure: Shareholder Proposal (2 pages)

Shareholder Ratification of Executive Severance Packages

Jack K. & Ilene Cohen, , who own 664 shares of the Company's common stock, hereby notify the Company that they intend to introduce the following resolution at the 2013 Annual Meeting for action by the stockholders:

RESOLVED: Verizon shareholders urge our Board of Directors to seek shareholder approval of any senior executive officer's new or renewed compensation package that provides for severance or termination payments with an estimated total value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.

"Severance or termination payments" include any cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Such payments include those provided under employment agreements, severance plans, change-in-control clauses in long-term equity or other compensation plans, and agreements renewing, modifying or extending any such agreement or plan.

"Total value" of these payments includes: lump-sum payments; payments offsetting tax liabilities; post-employment perquisites or benefits that are not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and any equity awards as to which the executive's vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval after material terms are agreed upon.

SUPPORTING STATEMENT

We believe that requiring shareholder ratification of "golden parachute" severance packages with a total cost equal to or exceeding three times an executive's base salary plus target bonus will provide valuable feedback, encourage restraint, and strengthen the hand of the Board's compensation committee.

According to the 2012 Proxy (page 56), if CEO Lowell McAdam is terminated without cause in the 12 months following a change in control, he could receive an estimated $34.8 million, more than nine times his 2011 base salary plus short-term bonus.

McAdam could receive a similar payout as a result of any involuntary termination without cause, or due to his disability or death.

Similarly, Executive Vice President Daniel Mead could receive an estimated $11.8 million (eight times base salary plus bonus) if he is terminated without cause, or due to disability, death or even voluntary retirement (Proxy, pp. 53, 56).

The 2012 Proxy also discloses that former CEO Ivan Seidenberg "became entitled to receive upon his retirement" $35.3 million in termination payments – over six times his 2011 base salary plus short-term bonus.

The estimated payments to McAdam, Mead and Seidenberg are in addition to their pension and nonqualified deferred compensation plans, which pay millions more.

The majority of termination payments result from the accelerated vesting of outstanding Restricted Stock Units (RSUs) and Performance Stock Units (PSUs). This practice effectively waives performance conditions that justify Verizon's annual grants of "performance-based" restricted stock to senior executives, in our view.

Years ago Verizon's Board adopted a policy requiring shareholder approval of new severance agreements with a value exceeding 2.99 times base salary plus bonus, excluding equity awards. We believe that policy should be updated to include the full value of termination payments, including the estimated value of accelerated vesting of RSUs and PSUs that otherwise would not have been earned or vested until after the executive's termination.

Please **VOTE FOR** this proposal.

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